UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Addex Therapeutics Ltd

(Name of Issuer)

American Depositary Shares, each representing 6 ordinary shares

Ordinary shares

(Title of Class of Securities)

00654J107**

(CUSIP Number)

Timothy Mark Dyer

c/o Addex Therapeutics Ltd

Chemin des Mines 9,

CH- 1202 Geneva, Switzerland

Telephone: + 41 22 884 1555

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 4, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**CUSIP number 00654J107 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are listed on The Nasdaq Stock Market under the symbol “ADXN.” Each ADS represents six ordinary shares of the Issuer. No CUSIP number has been assigned to the ordinary shares of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00654J107

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) Timothy Mark Dyer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not applicable
6.	Citizenship or Place of Organization Switzerland and United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 9,855,322 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,855,322 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,855,322 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 11.09%(2)
14.	Type of Reporting Person (See Instructions) IN

(1) Consists of 9,840,946 ordinary shares and 14,376 ordinary shares issuable upon exercise of warrants.

(2) Represents the percentage ownership based on 88,871,289 ordinary shares of Addex Therapeutics Ltd outstanding as of April 4, 2023, as reported in the Issuer’s 424B5 (File No.333-255089) filed on April 4, 2023.

Statement on Schedule 13D

This Amendment No. 6 (“Amendment No.6”) amends and restates the Statement on Schedule 13D initially filed on November 3, 2020 and amended on March 31, 2023 (as amended, the “Original Schedule 13D”). This Amendment No.6 is being filed to update the aggregate percentage of the class of securities of the Issuer owned by the Reporting Person due to the dilution caused by the Issuer’s additional sales of shares from time to time since the filing of the Original Schedule 13D.  The Issuer reported outstanding shares in the Form 424B5 (File No. 333-255089) filed on April 4, 2023, causing a decrease in aggregate percentage of ownership by the Reporting Person of more than one (1%) from the percentages reported in the Original Schedule 13D.

Item 1.  Security and Issuer.

This Schedule 13D relates to the ordinary shares, nominal value CHF 0.01 per share (the “Shares”), of Addex Therapeutics Ltd (the “Issuer”). The Issuer’s principal executive office is located at Chemin des Mines 9, CH- 1202 Geneva, Switzerland.

Item 2.  Identity and Background

(a)            Timothy Mark Dyer, an individual (“Reporting Person”).

(b)            The business address of Reporting Person is c/o Addex Therapeutics Ltd, Chemin des Mines 9, CH- 1202 Geneva, Switzerland.

(c)            Reporting Person is the Chief Executive Officer and a member of the Board of Directors of the Issuer.

(d)–(e)    During the last five years, Reporting Person has not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Reporting Person is a citizen of Switzerland and United Kingdom.

Item 3.  Source and Amount of Funds or Other Consideration

Reporting Person is deemed to beneficially own 9,855,322 Shares of the Issuer as reflected in this Schedule 13D.

Prior to May 21, 2007, Reporting Person acquired 7,811 founder shares at a purchase price of CHF 1.00. The source of funds for such purchase was Reporting Person’s personal funds.

On August 9, 2013, Reporting Person acquired 36,364 Shares at a purchase price of CHF 2.75 per share through participation in a private placement. The source of funds for such purchase was Reporting Person’s personal funds.

On June 30, 2014, Reporting Person was granted stock options from the Issuer to purchase 400,000 Shares issuable upon exercise of options as compensation for his service as Chief Executive Officer of the Issuer. On October 26, 2022, Reporting Person exercised the options and acquired 400,000 Shares that are all freely tradable. The deferred strike price was CHF 0.13 for each share acquired.

On July 1, 2014, Reporting Person received 18,143 Shares as compensation for his service as Chief Executive Officer of the Issuer.

On July 14, 2014, Reporting Person received 24,588 Shares as compensation for his service as Chief Executive Officer of the Issuer.

On January 7, 2015, Reporting Person received 17,063 Shares as compensation for his service as Chief Executive Officer of the Issuer.

On March 6, 2015, Reporting Person acquired 33,333 Shares at a purchase price of CHF 3.00 per share during a private placement. The source of funds for such purchase was Reporting Person’s personal funds.

On July 28, 2015, Reporting Person received 17,149 Shares as compensation for his service as Chief Executive Officer of the Issuer.

On January 28, 2016, Reporting Person received 17,461 Shares as compensation for his service as Chief Executive Officer of the Issuer.

On August 2, 2016, Reporting Person received 20,263 Shares as compensation for his service as Chief Executive Officer of the Issuer.

On January 16, 2017, Reporting Person received 23,001 Shares as compensation for his service as Chief Executive Officer of the Issuer.

On February 28, 2017, Reporting Person was granted stock options from the Issuer to purchase 229,480 Shares issuable upon exercise of options as compensation for his service as Chief Executive Officer of the Issuer. On October 26, 2022, Reporting Person exercised the options and acquired 229,480 Shares that are all freely tradable. The deferred strike price was CHF 0.13 for each share acquired.

On July 28, 2017, Reporting Person received 23,187 Shares as compensation for his service as Chief Executive Officer of the Issuer.

On December 23, 2017, Reporting Person was granted stock options from the Issuer to purchase 1,052,250 Shares. On October 26, 2022, Reporting Person exercised the options and acquired 1,052,250 Shares that are all freely tradable. The deferred strike price was CHF 0.13 for each share acquired.

On December 23, 2017, Reporting Person acquired 108,000 Shares through the exercise of options of which 53,000 and 55,000 were received on June 1, 2010 and November 15, 2011 respectively. The exercise price was CHF 1.00 for the Shares acquired and the source of funds for such purchase was Reporting Person’s personal funds.

On January 4, 2018, Reporting Person received 24,519 Shares as compensation for his service as Chief Executive Officer of the Issuer.

On August 15, 2018, Reporting Person received 18,226 Shares as compensation for his service as Chief Executive Officer of the Issuer.

On March 28, 2018, Reporting Person acquired 31,948 Shares at a purchase price of CHF 3.13 per share through participation in a private placement and received 14,376 warrants. The source of funds for such purchase was Reporting Person’s personal funds.

On June 1, 2018, Reporting Person was granted stock options from the Issuer to purchase 1,199,662 Shares. On October 26, 2022, Reporting Person exercised the options and acquired 1,199,662 Shares that are all freely tradable. The deferred strike price was CHF 0.13 for each share acquired.

On January 1, 2019, Reporting Person was granted stock options from the Issuer to purchase 243,506 Shares. On October 26, 2022, Reporting Person exercised the options and acquired 243,506 Shares that are all are freely tradable. The deferred strike price was CHF 0.13 for each share acquired.

On January 4, 2019, Reporting Person received 14,136 Shares as compensation for his service as Chief Executive Officer of the Issuer.

On April 1, 2020, Reporting Person was granted stock options from the Issuer to purchase 698,011. On October 26, 2022, Reporting Person exercised the options and acquired 698,011 Shares. Of these shares 145,419 are not freely tradable as of April 4, 2023. The deferred strike price was CHF 0.13 for each Share acquired.

On May 17, 2021, Reporting Person was granted stock options from the Issuer to purchase 700,000 Shares. On October 26, 2022, Reporting Person exercised the options and acquired 700,000 Shares. Of these shares 350,000 are not freely tradable as of April 4, 2023. The deferred strike price was CHF 0.13 for each share acquired.

On April 12, 2022, Reporting Person was granted stock options from the Issuer to purchase 2,051,972 Shares. On October 26, 2022, Reporting Person exercised the options and acquired 2,051,972 shares. Of these Shares 1,496,230 are not freely tradable as of April 4, 2023. The deferred strike price was CHF 0.13 for each share acquired.

On October 5, 2022, Reporting Person was granted stock options from the Issuer to purchase 2,830,873 Shares. On October 26, 2022, Reporting Person exercised the options and acquired 2,830,873 Shares. Of these shares 2,418,037 are not freely tradable as of April 4, 2023. The deferred strike price was CHF 0.13 for each share acquired.

Unless specifically stated above, Reporting Person paid no compensation for the Shares.

Item 4.  Purpose of Transaction

The Reporting Person acquired the securities of the Issuer at founding, through the exercise of options, acquisitions through participation in private placements and in consideration for his services as Chief Executive Officer of the Issuer. The Reporting Person also received Shares issuable upon exercise of warrants. The terms of the Reporting Person’s employment arrangements for 2022 were set forth in the Issuer’s Annual Report on Form 20-F for such period filed by the Issuer with the Securities and Exchange Commission on March 30, 2023. Except in respect of such employment arrangements as set forth therein, the Reporting Person does not have any present plans which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;
(d)	any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	any material change in the present capitalization or dividend policy of the Issuer;
(f)	any other material change in the Issuer’s business or corporate structure;
(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)	a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	any action similar to any of those enumerated above.

However, the Reporting Person reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives; (ii) the Issuer’s financial condition, business, operations, competitive position, prospects and/or Share price; (iii) industry, economic and/or securities markets conditions; (iv) alternative investment opportunities; and (v) other relevant factors.

Item 5.  Interest in Securities of the Issuer

(a)	As of the date hereof, Reporting Person beneficially owns 9,855,322 Shares, which represents approximately 11.09% of the Issuer’s Shares, consisting of (i) 9,840,946 Shares (ii) 14,376 Shares issuable upon exercise of warrants exercisable within 60 days of April 4, 2023.

(b)	Reporting Person may be deemed to hold sole voting and dispositive power over his 9,855,322 Shares of the Issuer.

(c)	Other than the acquisition of the shares as reported herein, and as described under Item 4, Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

(d)	To the best knowledge of Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 9,855,322 Shares reported in Item 5(a).

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer.

The information furnished in Item 3 is incorporated into this Item 6 by reference.

Item 7. Material To Be Filed As Exhibits.

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 5, 2023	/s/ Timothy Mark Dyer
Timothy Mark Dyer